PROSPECTUS SUPPLEMENT NO. 2 (TO PROSPECTUS DATED JUNE 5, 2002, AS SUPPLEMENTED BY PROSPECTUS SUPPLEMENT NO. 1 DATED JULY 19, 2002)	Filed Pursuant to Rule 424(b)(3) File No. 333-88496

CYMER, INC.
$250,000,000
3 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2009 AND
SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

        This prospectus supplement No. 2 supplements and amends the prospectus dated June 5, 2002, as supplemented by prospectus supplement No.1 dated July 19, 2002, relating to the resale by certain securityholders of 3 1/2% Convertible Subordinated Notes due February 15, 2009 issued by Cymer, Inc., and the shares of common stock issuable upon conversion of the notes.

        This prospectus supplement should be read in conjunction with the prospectus dated June 5, 2002, as supplemented by prospectus supplement No. 1 dated July 19, 2002, both of which are to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

        The table appearing under the caption "Selling Securityholders" on pages 48 - 51 of the prospectus is hereby amended and supplemented by adding to it the securityholders identified in the table below.

				Common Stock Owned Upon Completion of the Offering
		Shares of Common Stock Beneficially Owned Before the Offering (1)
Name	Principal Amount of Notes Beneficially Owned and Offered (2)		Conversion Shares Offered (2)	Number of Shares	Percentage
Goldman Sachs and Company	$1,000,000	—	20,000	—	—

(1)
Figures in this column do not include the shares of common stock issuable upon conversion of the notes and listed in the column to the right.

(2)
We believe any excess of the total amount of registered sales by Selling Securityholders is the result of (i) sales by Selling Securityholders who previously registered their shares in unregistered offers and the subsequent registration by the purchaser thereof, or (ii) registration by Selling Securityholders who had acquired their shares in a previously registered transaction.

        Information regarding selling securityholders is based on information provided by or on behalf of the selling securityholders, and may change over time. Any changed information will be set forth in further prospectus supplements and/or amendments. The number of conversion shares shown in the table above assumes conversion of the full amount of notes held by each holder at an initial conversion price of $50 per share. This conversion price is subject to adjustment in certain events. Accordingly, the number of conversion shares may increase or decrease from time to time. Because the selling securityholders may offer all or some portion of the notes or the conversion shares, we have assumed for purposes of the table above that the selling securityholders will sell all of the notes and all of the conversion shares offered by this prospectus. In addition, the selling securityholders identified above may have sold, transferred or otherwise disposed of all or a potion of their notes in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information regarding their notes.

        Investing in our common stock or the notes involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 4 of the prospectus, as well as the section entitled "Risk Factors" included in our recent quarterly and annual reports filed with the Securities and Exchange Commission.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

        The date of this prospectus supplement is September 6, 2002.